July 27, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:   Jeffrey P. Riedler

Daniel Greenspan

Christina De Rosa

Re:                             Theravance, Inc.

Form 10-K

Filed February 27, 2015

File No. 000-30319

Dear Mr. Riedler:

On behalf of Theravance, Inc. (the “Company”), this letter responds to the comment set forth in the letter to the Company dated July 15, 2015 from the staff of the United States Securities and Exchange Commission (the “Staff”).  For your convenience, we have repeated the comment from the July 15, 2015 letter in italicized, bold print, and the Company’s response is provided below the comment.

Business
Patents and Proprietary Rights, page 9

1.                            Please expand your patent related disclosure to provide the following information regarding your material patents:

•                            Specific products, product groups and technologies to which such patents relate;

•                            Patent expiration dates;

•                            Identification of applicable jurisdictions outside the U.S.; and

•                            Contested proceedings and/or third-party claims

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has conducted a review of its patent portfolio and has concluded that no single patent or group of patents owned by the Company is or are material to the Company’s operations as of December 31, 2014 so as to meet the requirement for discussion or disclosure under Item 101(c)(1)(iv) of Regulation S-K.  The Company plans to continue to analyze its patent portfolio to determine whether disclosure is required with respect to future filings.

July 27, 2015

As noted in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014 (the “Annual Report”), “[a]s of December 31, 2014, we owned 37 issued United States patents and 192 granted foreign patents, as well as additional pending United States patent applications and foreign patent applications.”  However, the aforementioned patents are not currently material, or expected to be material in the near term, to the Company’s business or operations.  These patents relate primarily to the Company’s Bifunctional Muscarinic Antagonist-Beta2 Agonist (“MABA”) program, which is partnered with GSK. The MABA program is still in relatively early stages of clinical development. GSK961081 (‘081) is the lead product candidate under the MABA Program. ‘081 has completed a Phase 2b study, a Phase 1 study in combination with the twice-daily inhaled corticosteroid, fluticasone propionate (FP), and a number of Phase 3-enabling non-clinical studies. ‘081 is now being progressed as a combination with fluticasone furoate (FF) delivered once-daily in the ELLIPTA® inhaler which requires additional work on non-clinical studies, manufacturing and a Phase 1 bioequivalence study.

In addition, as a result of the transactions effected by the Company’s spin-off of Theravance Biopharma, Inc. (“TBPH”) in June 2104, the Company is only entitled to receive 15% of any milestone payments and royalties payable by GSK from sales of products developed under the MABA program while TBPH receives 85% of those same payments.  Although the Company may in the future receive milestone or royalty payments from GSK under the MABA program, the Company believes that royalty revenues from BREO® ELLIPTA® and ANORO® ELLIPTA® will represent the majority of its revenues in the near term.  The U.S. and foreign patent and patent applications relating to these products are owned and maintained by GSK.  As such, the Company has not included detailed disclosure in the Annual Report regarding these GSK-owned patents.

In future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2015, the Company plans to include substantially the following disclosure within the Patents and Proprietary Rights of the Business section to clarify that the BREO® ELLIPTA® and ANORO® ELLIPTA® patents are owned and maintained by GSK:

“GSK owns the material patents with respect to BREO® ELLIPTA® and ANORO® ELLIPTA® and the Company is therefore dependent upon GSK’s prosecution and maintenance of these patents.”

In connection with our responses to the Staff’s comment, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 27, 2015

Please do not hesitate to contact me at (650) 238-9612 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Eric d’Esparbes
Eric d’Esparbes
Senior Vice President & Chief Financial Officer
Theravance, Inc.

cc:                                Michael Aguiar, Theravance, Inc.

Keith J. Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP